

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2013

Mr. David R. Brooks
Chairman and Chief Executive Officer
Independent Bank Group Inc.
1600 Redbud Boulevard, Suite 400
McKinney, Texas 75069-3257

      Re: **Independent Bank Group Inc.**
                Confidential Draft Registration Statement
                Submitted December 28, 2012
                CIK No. 0001564618

Dear Mr. Brooks:

      Our preliminary review of your confidential draft registration statement indicates that it fails in material respects to comply with the requirements of the form, as the audit report is unsigned. We will not perform a detailed examination of the confidential draft registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain material deficiencies.

      You may submit a substantive amendment to correct the deficiencies.   If you have any questions, please contact the undersigned at 202-551-3423.

                        Sincerely,

                        /s/ Amit Pande

                        Amit Pande
                        Accounting Branch Chief